Exhibit 99.1

August 4, 2009

ATTUNITY REPORTS SECOND QUARTER 2009 RESULTS

Continues to post Non-GAAP operational profitability

Burlington, MA, August 4th , 2009 – Attunity Ltd (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time data integration, replication and event capture software, reported today its unaudited financial results for the second quarter ended June 30, 2009.

Key financial metrics for the second quarter of 2009:

—	Net Operating Profit – (Non-GAAP): $280,000 Non-GAAP net operating profit compared to $24,000 in the second quarter of 2008. Non-GAAP operating profit excludes equity-based compensation expenses (see footnote 1 at the end of this release), and software development costs capitalization and amortization (see footnote 2) and employment termination costs.

—	Net Operating Loss - (GAAP): $168,000, compared to $203,000 in the second quarter of 2008.

—	Revenues: $2,154,000, compared to $3,425,000 in the second quarter of 2008.

—	Net Profit (Non-GAAP): $154,000 Non-GAAP net profit compared to net loss (Non-GAAP) of $92,000 in the second quarter of 2008. Non-GAAP net profit (loss) excludes equity-based compensation expenses (see footnote 1), software development costs capitalization and amortization (see footnote 2) and amortization of debt discount, employment termination costs and revaluation of warrants and deferred charges (see footnote 3).

—	Net Loss (GAAP): $287,000, compared to $542,000 in the second quarter of 2008.

—	Net Profit per Diluted Share (Non-GAAP): $0.01, compared to $0.00 in the second quarter of 2008.

—	Net Loss per Diluted Share (GAAP): $0.01, compared to $0.02 in the second quarter of 2008.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

“As we focus on profitability and positive cash flow, we continue to achieve our goal of maintaining non-GAAP operational profitability,” stated Shimon Alon, Attunity chairman and CEO. “Our increased focus on creating a significant value proposition for the real-time data and event capture market that better serves our customers and partners, combined with our prudent management of costs and expenses over the last few quarters, helped us to achieve this goal. The successful Rights Offering we completed in May 2009 addressed the Company’s working capital and capital resource requirements, enabling us to be well positioned to meet the challenging market conditions of the rest of 2009.”

Highlights of the Quarter:

Microsoft

—	We released the first tightly-packaged change-data-capture (CDC) product – Attunity Oracle-CDC for SSIS – specifically engineered for the large Microsoft SQL and Integration Services (SSIS) community connected with the Oracle data base server environment.

Attunity Oracle-CDC for SSIS was honored just few weeks after its launch with a Readers’ Choice Merit Award in the product category of Middleware & Server-Based Tools from Visual Studio Magazine.

Major customer and partner wins

—	Major customer contracts across the world included Xerox, Capita Registrar, GCI Communication, Electrolux and Bank Negara (Malaysia).

—	A new business partnership with Syncsort, a global software company that speeds data processing, integration, protection and recovery in data-intensive environments with over 12,000 deployments worldwide, including 96 of the Fortune 100 companies.

Other Highlights

Total gross proceeds from the Rights Offering completed during the second quarter of 2009 were approximately $0.6 million and, when taken together with the conversion of approximately $0.4 million of short-term convertible loans (on the same terms as the Rights Offering), the Company increased its shareholders equity by approximately $1 million, excluding offering expenses.

About Attunity

Attunity is a leading provider of real-time data integration, replication and event capture software. Using our software solutions, Attunity’ s customers enjoy dramatic business benefits by driving down the cost of managing their operational systems, creating flexible, service-based architectures for increased business agility, and by detecting critical actionable business events, as they happen, for faster business execution.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com, the content of which is not part of this press release.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses non-GAAP measures of net loss, net operating profit (loss) and net loss per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123(R), non-cash capitalization and amortization of software development costs in accordance with SFAS 86, expenses related to employment termination costs, and non cash financial expenses such as amortization of beneficial conversion features related to the convertible debt and deferred charges related to warrants granted in connection with a long term loan. Attunity’ s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Attunity’ s on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. For example, when we discuss our working capital requirements in the challenging market conditions in 2009, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the near future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2009 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Dror Elkayam, VP Finance

Attunity

+972 9-899-3000

dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF June 30, 2009

U.S. DOLLARS IN THOUSANDS

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30, 2009	December 31, 2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	833	480
Restricted cash	200	206
Trade receivables and unbilled revenues (net of allowance for
doubtful accounts of $15 at both June 30 , 2009 and December 31, 2008)	954	502
Other accounts receivable and prepaid expenses	228	221

Total current assets	2,215	1,409

LONG-TERM ASSETS:
Long-term prepaid expenses	94	106
Severance pay fund	977	1,121
Property and equipment, net	281	371
Software development costs, net	2,732	3,585
Goodwill	6,268	6,234
Deferred charges, net		204

Total long-term assets	10,352	11,621

Total assets	12,567	13,030

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30, 2009	December 31, 2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt and short term loans	418	412
	-	1,781
Trade payables	287	389
Deferred revenues	2,639	2,220
Employees and payroll accruals	754	1,079
Accrued expenses and other liabilities	800	718

Total current liabilities	4,898	6,599

LONG-TERM LIABILITIES:
Long-term convertible debt	2,000	-
Long-term debt	1,583	2,063
Derivative instruments liability	68	-
Accrued severance pay	1,385	1,546

Total long-term liabilities	5,036	3,609

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 130,000,000 shares at June 30 , 2009 and December 31, 2008.
Issued and outstanding: 31,454,990 shares at June 30, 2009 and 23,196,236
at December 31, 2008	919	720
Additional paid-in capital	101,994	104,279
Accumulated other comprehensive loss	(473)	(455)
Accumulated deficit	(99,807)	(101,722)

Total shareholders' equity	2,633	2,822

Total liabilities and shareholders' equity	12,567	13,030

CONSOLIDATED STATEMENTS OF OPERATIONS U.S. dollars in thousands, except share and per share data

	6 months ended June 30,		3 months ended June 30,
	2009	2008	2009	2008

Software licenses	1,813	3,500	893	1,846
Maintenance and services	2,555	3,201	1,261	1,579

	4,368	6,701	2,154	3,425

Operating expenses:

Cost of revenues	1,448	1,285	727	653
Research and development, net	912	1,449	390	739
Selling and marketing	1,759	3,476	839	1,775
General and administrative	836	916	365	461
Employment termination and offices shutdown costs	-	-	-

Total operating expenses	4,955	7,126	2,322	3,628

Operating loss	(587)	(425)	(168)	(203)

Financial expenses, net	277	647	114	337
Other expense (income)	(10)	(3)		(3)

Loss before income taxes	(855)	(1,069)	(283)	(537)
Taxes on income	26	26	4	5

Net loss	(880)	(1,095)	(287)	(542)

Basic and diluted net loss per share	$(0.03)	$(0.05)	$(0.01)	$(0.02)

Weighted average number of shares used in computing basic and diluted net loss per share	25,432	23,196	27,643	23,196

(**) The above items are inclusive of the following equity-based compensation expenses resulting under SFAS 123(R):
Equity-based compensation expense included in "Research and development"	12	63	1	32
Equity-based compensation expense included in "Selling and marketing"	50	93	23	46
Equity-based compensation expense included in "General and administrative"	35	29	17	16

	97	185	41	94

Net basic and diluted equity-based compensation expense, per share	$(0.03)	$(0.05)	$(0.01)	$(0.02)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in Capital	Accumulated Other comprehensive loss	Accumulated eficit	Total comprehensive loss	Total shareholders' equity
	Shares	Amount

Balance as of December 31, 2006	23,166,931	720	102,772	(569)	(90,914)		12,009

Exercise of employee stock options	29,305	*)	27	-			27
Warrants issued in consideration of credit line	-	-	495	-			495
Stock-based compensation	-	-	630	-			630
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	138		138	138
Net loss	-	-	-	-		(6,936)	(6,936)
					(6,996)

Total comprehensive loss						(6,798)

Balance as of December 31, 2007	23,196,236	720	103,924	(431)	(97,910)		6,303
							-
Stock-based compensation	-	-	355	-			355
Other comprehensive loss:							-
Foreign currency translation adjustments	-	-	-	(24)		(24)	(24)
Net loss	-	-	-	-	(3,812)	(3,812)	(3,812)

Total comprehensive loss						(3,836)	2,822

Balance as of December 31, 2008 (unaudited)	23,196,236	720	104,279	(455)	(101,722)		2,822
							-
Stock-based compensation	-		98				98
Other comprehensive loss:			(3,117)		2,796		(321)
Foreign currency translation adjustments	-	-		2		2	4
conversion of short term loan		79	314
issuance of shares (rights offering)		120	420				540

Net loss	-	-		(21)	(880)	(880)	(1,782)
Total comprehensive loss						(878)	(878)

Balance as of June 30, 2009 (unaudited)	23,196,236	919	101,994	(474)	(99,806)	2,633

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	6 months ended June 30,
	2009	2008

Cash flows from operating activities:
Net loss from continued operations	(880)	(3,812)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Decrease (increase) in restricted cash	6
Depreciation	95	243
Stock based compensation	98	322
Amortization of deferred expenses	26	219
Amortization of debt discount	126	682
Amortization of software development costs	1,138	1,659
Increase (decrease) in accrued severance pay, net	(17)	110
Decrease (increase) in trade receivables	(441)	373
Decrease ( increase) in other accounts receivable and prepaid expenses	(6)	255
Increase (decrease) in long-term prepaid expenses	12	(34)
Increase (decrease) in trade payables	(105)	(64)
Increase (decrease) in deferred revenues	362	(2)
Increase (decrease) in employees and payroll accruals	(333)	(142)
Decrease(increase) in accrued expenses and other liabilities	18	(128)
Increase (decrease) in Long term liabilities	(21)	63
Increase in Dervative instruments liability	19	-

Net cash provided by (used in) operating activities from continued operations (reconciled from continuing operations)	97	(257)
Net cash provided by operating activities from discontinued operations (reconciled from discontinued operations)

Net cash provided (used) by operating activating	97	(257)

Cash flows from investing activities:
Restricted cash, net	-	(47)
Purchase of property and equipment	(6)	(38)
Capitalization of software development costs	(285)	(837)

Proceeds from sale of property equipment	-	-

Net cash used in investing activities	(291)	(922)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	-	-
Issuance of shares
Receipt of Short term debt, net - convert to Capital	540	402
Repayment of long-term debt	(8)	(17)

Net cash provided by (used in) financing activities	532	385

Foreign currency translation adjustments on cash and cash equivalents	15	(47)

Decrease (increase) in cash and cash equivalents	353	(841)
Cash and cash equivalents at the beginning of the period	480	1,321

Cash and cash equivalents at the end of the period	833	480

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	65	175

Supplemental disclosure of non-cash investing and financing activities:
Stock-based compensation that was capitalized as part of capitalization of software development costs	4	35

Issuance of warrant and extension of contractual period of warrants in consideration of long-term loan	-	-

U.S. dollars in thousands, except per share data

	6 months ended June 30,		3 months ended June 30,
	2009	2008	2009	2008

GAAP operating loss	(587)	(425)	(168)	(203)
Stock based compensation (1)	97	185	41	94
Software development costs capitalization and amortization (2)	852	(303)	407	133
Employment termination cost

Non-GAAP operating profit (loss)	362	(543)	280	24

GAAP net loss	(880)	(1,095)	(287)	(542)
Stock based compensation (1)	97	185	41	94
Software development costs capitalization and amortization (2)	852	(303)	407	133
Employment termination cost		-		-
Financial expenses (3)	171	446	(8)	223

Non-GAAP net profit (loss)	239	(767)	154	(92)

GAAP basic and diluted net loss per share	(0.03)	(0.05)	(0.01)	(0.02)
Stock based compensation (1)	0.00	0.01	0.00	0.00
Software development costs capitalization and amortization (2)	0.03	(0.01)	0.01	0.01
Financial expenses (3)	0.01	0.02	(0.00)	0.01

Non-GAAP basic and diluted net loss per share	0.01	(0.03)	0.01	(0.00)

Weighted average number of shares used in computing basic and diluted net loss per share	25,432	23,196	27,643	23,196

*) Less than $0.01 per share

(1) Equity-based compensation** expenses resulting under SFAS 123(R):
Equity-based compensation expense included in "Research and development"	12	63	1	32
Equity-based compensation expense included in "Selling and marketing"	50	93	23	46
Equity-based compensation expense included in "General and administrative"	35	29	17	16

	97	185	41	94

"Equity based compensation expenses" refer to the amortized fair value of all equity based awards granted to employees.

(2) Software development costs capitalization and amortization resulting under SFAS 86:
Capitalization	(285)	(755)	(159)	(241)
Amortization	1,137	452	566	374

	852	(303)	407	133

(3) Financial expenses:
Amortization of debt discount	126	340	26	170
Revaluation of warrants and embedded derivatives	19		(47)
Amortization of deferred charges	26	106	13	53

	171	446	(8)	223